

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 19, 2010

Mr. Bryan G. McGuire
Chief Financial Officer
Brookside Technology Holdings Corp.
15500 Roosevelt Blvd
Suite 101
Clearwater, FL 33760

> **Re: Brookside Technology Holdings Corp.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed January 12, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-52702**

Dear Mr. McGuire:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. You should comply with the remaining comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits

1. Your disclosure on page 24 indicates that your code of ethics has been filed as an exhibit under Item 13. However, it appears to have been inadvertently omitted. Please file a Part II amendment to your Form 10-K to include this exhibit.

2. As requested by comment 18 from our letter dated August 19, 2009, please file the outstanding notes payable to your executive offices and shareholders as exhibits to your Form 10-K. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

3. Please amend your Form 10-Q in the manner you proposed in your supplemental response dated October 23, 2009, including amendments to Items 1, 2 and 4T.

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        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

        Sincerely,

        /s

        Larry Spirgel
        Assistant Director

Cc: Julio C. Esquivel
     Via facsimile